Exhibit 6

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Denison Mines Corp.

End date of last completed fiscal year: December 31, 2012

Market value of listed or quoted securities: (TSX – DML) Total number of securities of a class or series outstanding as at the end of the issuer’s last completed fiscal year	388,805,915(i)

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)	$1.48(ii)

Market value of class or series	(i) X (ii) =	$575,432,754(A)

(Repeat the above calculation for each other class of series of securities of the reporting issuer that was listed or quoted on a market place in Canada or the United States of American at the end of the last completed fiscal year.

$0.00 (B)

Market value of other securities at end of the last completed fiscal year: (See paragraph 2.7(b) of the Rule) (Provide details of how value was determined)		$0.00 (C)

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)		$0.00 (D)

Capitalization for the last completed fiscal year (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$575,432,754

Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$32,850

Late Fee, if applicable (As determined under section 2.5 of the Rule)